Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated April 7, 2022)	Registration No. 333-252569

Landsea Homes Corporation

42,758,692 Shares of Common Stock

5,500,000 Warrants to Purchase Common Stock

This prospectus supplement no. 1 is being filed to update and supplement information contained in the prospectus dated April 7, 2022 (the “Prospectus”) related to: (1) the issuance by us of up to 7,052,500 shares of our common stock, par value $0.0001 per share (“Common Stock”) that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the public warrants and the Private Placement Warrants (as defined in the Prospectus); and (2) the offer and sale, from time to time, by the Selling Holders (as defined in the Prospectus) identified in the Prospectus, or their permitted transferees, of (i) up to 41,206,192 shares of Common Stock (including 5,500,000 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants) and (ii) up to 5,500,000 Private Placement Warrants. This prospectus supplement is being filed solely to include as a Selling Holder a party who acquired shares of Common Stock included for resale in the Prospectus from Landsea Holdings Corporation, a Selling Holder listed in the Prospectus, and to update the number of shares of Common Stock beneficially owned by Landsea Holdings Corporation as of the date of this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and warrants are traded on the Nasdaq Global Market under the symbols “LSEA” and “LSEAW,” respectively. On June 10, 2022, the closing price of our Common Stock was $7.50 per share and the closing price of our warrants was $0.2350 per warrant.

Investing in our securities involves risks. See “Risk Factors” on page 9 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 10, 2022.

SELLING HOLDERS

The Selling Holders identified in the table below may from time to time offer and sell any or all of the shares of Common Stock set forth below pursuant to the Prospectus and this prospectus supplement. The table was prepared based on information provided to us by the identified Selling Holders and sets forth the name and address of the two Selling Holders, the aggregate number of shares of Common Stock that each of the two Selling Holders may offer pursuant to the Prospectus and this prospectus supplement, and the beneficial ownership of the two Selling Holders both before and after the offering.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each Selling Holder identified in the table possesses sole voting and investment power over all shares of Common Stock shown as beneficially owned by the Selling Holder. Shares of Common Stock subject to options, warrants and other convertible securities that are exercisable or exercisable within 60 days of the date of this prospectus supplement are considered outstanding and beneficially owned by the person holding the options, warrants or other security for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

We cannot advise you as to whether either Selling Holder will in fact sell any or all of such shares of Common Stock. In addition, a Selling Holder may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus supplement. For purposes of this table, we have assumed that the two Selling Holders will have sold all of the securities covered by this prospectus supplement upon the completion of the offering.

When we refer to the “Selling Holders” in Prospectus, the term includes the parties listed in the table below.

	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
Name of Selling Holder	Number of Shares	%(1)	Number of Shares	%(1)	Number of Shares	%
Landsea Holdings Corporation (2)	25,840,729	58.3%	25,840,729	58.3%	0	—
Green Investment Alpha Limited (3)	4,838,710	11.5%	4,838,710	11.5%	0	—

(1)	Based upon 42,086,330 shares of Common Stock outstanding as of June 9, 2022.

(2)	Includes 2,200,000 shares of our Common Stock issuable upon exercise of our Private Placement Warrants. Landsea Holdings Corporation is the record holder of 23,640,729 shares of our Common Stock. Landsea Holdings Corporation is 100% owned indirectly by Landsea Green Properties Co. Ltd. (“Landsea Green”). Mr. Ming Tian indirectly beneficially owns approximately 58.53% of Landsea Green through his interest in Easycorps Group Limited (“Easycorps”), Greenshield Corporation, and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greenshield Corporation is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (together with Easycorps, Greenshield Corporation, Landsea International, and those subsidiaries of Landsea International having a beneficial ownership interest in Landsea Holdings Corporation, the “Landsea Owners”). Mr. Tian is the controlling shareholder of Landsea Group Co., Ltd. As a result, each of the Landsea Owners and Mr. Tian may be deemed to be a beneficial owner of any shares deemed to be beneficially owned by Landsea Holdings Corporation. The Landsea Owners and Mr. Tian disclaim beneficial ownership of these shares other than to the extent of any pecuniary interest they may have therein. The business address for the Landsea Owners and Mr. Tian are Landsea Group Co., Ltd, Building 5, Lane 280, Linhong Road, Changning District, 200335.

(3)	Green Investment Alpha Limited (“Green Investment Alpha”) is the record holder of these shares of our Common Stock. Green Investment Alpha is 100% owned directly by Heng Yang Holdings Development Ltd., a British Virgin Islands company (“Heng Yang”). Xuefeng Bao owns 100% of the outstanding equity interests of Heng Yang and is, therefore, a controlling shareholder of Heng Yang. As a result, each of Heng Yang and Mr. Bao may be deemed to be a beneficial owner of any shares deemed to be beneficially owned by Green Investment Alpha. Heng Yang and Mr. Bao disclaim beneficial ownership of these shares other than to the extent of any pecuniary interest they may have therein. The business address for Green Investment Alpha, Heng Yang and Mr. Bao is Rooms 1007-1012, 10/F, K. Wah Centre, 191 Java Road, North Point, Hong Kong.